Exhibit 99

February 06, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation

We wish to inform you that the Reserve Bank of India (“RBI”) vide its letters dated February 05, 2024, has given its approval to HDFC Bank Limited ( which includes its group entities viz HDFC Mutual Fund, HDFC Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited and others) to acquire “aggregate holding” of up to 9.50% of the share capital or voting rights in the following Banks:

1.	Axis Bank Limited

2.	Suryoday Small Finance Bank Limited

3.	ICICI Bank Limited

4.	Bandhan Bank Limited

5.	Yes Bank Limited

6.	IndusInd Bank Limited

The approvals were granted pursuant to applications made by HDFC Bank (as a promoter/ sponsor of the Group) to RBI on December 18, 2023.

RBI’s approval is valid for a period of one year from the date of RBI’s letter, i.e., till February 4, 2025. Further HDFC Bank shall ensure that the “aggregate holding” in the above-mentioned banks does not exceed 9.50% of the paid-up share capital or voting rights of the respective banks, at all times.

Kindly note that as per the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023 (RBI Directions), “aggregate holding” includes shareholding by the Bank, entities under the same management/ control, mutual funds, trustees, promoter group entities, etc. In view of the same, whilst HDFC Bank does not intend to invest in these banks, since the “aggregate holding” of HDFC Bank group, was likely to exceed the prescribed limit of 5%, an application seeking approval of RBI for increase in investment limits was made. Further, since the RBI Directions is applicable to HDFC Bank, the Bank had made the application to RBI on behalf of the Group.

Please also note that the above investments by HDFC Bank Group are in the normal course of business of the respective group entities.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.